

TRANSMISSÃO PAULISTA

Data São Paulo, February 21, 2005


RECEIVED

Ref.CT/F/00558/2005

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549


SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**



05006167

Gentleman/Madam:

We are enclosing a copy of the abstract of the Minutes of Meeting of the Board of Directors of Companhia de Transmissão de Energia Elétrica Paulista held on February 14, 2005, regarding the approval of the reelection of the present Directors of the Executive Committee, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Copy to: Arianna Ferreira-Foley
The Bank of New York

Companhia de Transmissão de Energia Elétrica Paulista

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107


TRANSMISSÃO
PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
CNPJ 02.998.611/0001-04
NIRE 35300170571

ABSTRACT OF THE MINUTES OF THE 126th MEETING OF THE BOARD OF DIRECTORS

On February 14, 2005, at 9:00 a.m., duly called by the Chairman of the Board of Directors, according to article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista. Opening the meeting, the Chairman of the Board of Directors, Mr. Mauro Guilherme Jardim Arce, justified the absence of the Councilmember Ms. Claudia Maria Costin. .... Following, the Chairman of the Board of Directors passed on to **item II** of the agenda, **"Election of the Executive Committee"** and, due to the expiration of the Executive Committee term of office, proposed the reelection of the present Directors in their respective positions. The matter was put to voting resulting unanimously **approved** the reelection of the present Directors for a term of office of 3 (three) years, according to the Bylaws, being maintained the remunerations and attributions previously established, being the Executive Committee constituted as follows: **President and Chief Executive Officer** - José Sidnei Colombo Martini, Brazilian, married, electrical engineer, Identity Card (RG) No. 3,605,622-4, Taxpayer Card (CPF) No. 514,537,628-68, resident and domiciled in this city at Av. Padre Pereira de Andrade, 545 - apt. 181D; **Chief Financial Officer and Investors Relation Director** - Mr. Cláudio Cintrão Forghieri, Brazilian, married, business administrator, Identity Card (RG) No. 5,536,810, Taxpayer Card (CPF) No. 007,528,558-40, resident and domiciled in this city at Rua Torquato Tasso, 732; **Administrative Director** - Gerson Amauri Fontoura da Silva Kozma, Brazilian, divorced, economist, Identity Card (RG) No. 8,118,507-8, Taxpayer


TRANSMISSÃO
PAULISTA

Card (CPF) 106,226,240-91, resident and domiciled in this city at Al. Joaquim Eugênio de Lima, 1263; and **Technical Director** - Celso Sebastião Cerchiari, Brazilian, married, electrician engineer, Identity Card (RG) No. 5,458,886-8, Taxpayer Card (CPF) No. 802,855,708-20, resident and domiciled in this city at Alameda Jaú, 409 - apt.1002. ....

These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Antonio Carlos Rizeque Malufe, Carlos Pedro Jens, Fernando Carvalho Braga, Fernando José Tenório Acosta, Fernando Maida Dall'Acqua, Helena Kerr do Amaral, Luiz de Freitas Bueno, Luiz Tacca Júnior, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira, Norberto de Franco Medeiros and Silvio Aleixo.

São Paulo, February 14, 2005

Mauro Guilherme Jardim Arce
Chairman of the Board of
Directors

Ligia Ourives da Cruz Ferreira
Executive Secretary of the Board
of Directors


TRANSMISSÃO
PAULISTA

Data *São Paulo, February 21, 2005* *Ref.CT/F/00496/2005*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are attaching, herewith, copy of the Public Notice of the Relevant Fact sent to BOVESPA – Bolsa de Valores de São Paulo, published on Friday, February 4, 2005 in the newspapers Diário Oficial do Estado de São Paulo and Folha de São Paulo. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Arianna Ferreira-Foley
The Bank of New York

Companhia de Transmissão de Energia Elétrica Paulista

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107


TRANSMISSÃO
PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Companhia Aberta - CNPJ 02.998.611/0001-04

RELEVANT FACT

CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, meeting the provisions of CVM instruction No. 358/2002, informs that on 02/03/2005, the Official Gazette published a project of law forwarded by the Governor of the State of São Paulo that amends the Law 9.361/96. According to the referred to project of law, CTEEP is included in the State Privatization Program.

São Paulo, February 3, 2005

Cláudio Cintrão Forghieri
Chief Financial Officer and Investors Relation Director